Mail Stop 3561

							August 18, 2005


Jonathan Ricker
President
Mass Megawatts Wind Power, Inc.
95 Prescott St.
Worcester, MA  01606


RE:	Mass Megawatts Wind Power, Inc.
	Item 4.01 Form 8-K filed August 5, 2005 as amended August 10,
2005
            File No. 0-32465


Dear Mr. Ricker:

          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. In our comment letters dated August 2, 2005 and August 5, 2005 we
asked you to provide, in writing, a statement acknowledging
certain
matters. We do not see where you have done so. Please file the requested representations as a correspondence file on EDGAR.
2. In comment three of our August 5, 2005 comment letter we asked you
to tell us why it is proper to date the Form 8-K as of July 27,
2005
rather than July 29, 2005. Please provide the requested information or revise the filing to include a different date.

Jonathan Ricker
Mass Megawatts Wind Power, Inc.
August 18, 2005
Page 2



3. The disclosure in the third paragraph of the Form 8-K/A filed August 10, 2005 discusses matters relating to the former accountants being no longer able to rely on the representations of management. Supplementally, please provide for us a copy of any written correspondence they provide to you stating these matters. If they did not advise you of these matters in writing please advise us of this fact. Please advise whether any of the matters resulted in adjustments to your financial statements, and if not, why not. Also, tell us when any adjustments were recorded for these matters and if any relate to prior quarters.


	Please respond to these comments within five business days or tell us when you will respond. Any questions regarding the above should be directed to Robert Burnett, Staff Accountant, at (202)
551-
3330, or in his absence, to me at (202) 551-3841

							Sincerely,



							Michael Moran
						            Branch Chief


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